Exhibit 99.1

NANO-X IMAGING LTD

The Communications Center

Neve Ilan, Israel 9085000

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 21, 2022

Dear Shareholders:

We cordially invite you to attend the Annual Meeting of Shareholders of Nano-X Imaging Ltd (“we” or the “Company”) to be held at the Company’s offices at The Communications Center, Neve Ilan, Israel on Wednesday, December 21, 2022 at 3:00 p.m. Israel time (8:00 am EST), and thereafter as it may be adjourned from time to time (the “Meeting”).

The Meeting is convened for the following purposes:

1.	To re-elect each of Erez Alroy and Noga Kainan as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified;

2.	To approve the award of options to the non-executive directors Erez Alroy, Noga Kainan and Dan Suesskind, provided that in the case of Erez Alroy and Noga Kainan, subject to their respective election as directors at the Meeting under Proposal 1;

3.	To approve the compensation of Mr. Ran Poliakine as non-executive Chairman of the Board of Directors; and

4.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2022 and for such additional period until our next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

Shareholders of record at the close of business on November 15, 2022 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.

You can vote either by mailing in your proxy, by Internet or on your smartphone or tablet or in person by attending the Meeting. Only proxies that are received at the offices of the Company at The Communications Center, Neve Ilan, Israel, Attention Marina Gofman Feler, General Counsel or at the Company’s transfer agent (Continental Stock Transfer & Trust Inc., 1 State Street 30th Floor, New York, NY 10004-1561, Attention: Account Administrator) (the “Transfer Agent”) on or before December 19, 2022 at 3:00 p.m. Israel time (8:00 a.m. EST), will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet or smartphone or tablet. If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

1

Our Board of Directors recommends that you vote FOR each of the above proposals, which are described in the Proxy Statement.

The presence, in person or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 1999 (the “Companies Law”), is November 17, 2022. To the extent any shareholder would like to state his/her/its position with respect to any of the proposals described in this notice, pursuant to regulations under the Companies Law, such shareholder may do so by delivery of a notice to the Company’s offices located at The Communications Center, Neve Ilan 9085000, Israel, not later than 3:00 p.m. Israel time (8:00 a.m. EST) on December 11, 2022.

This Notice, together with the Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card, will be mailed to shareholders. Shareholders may also review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well at the Company’s offices upon prior notice and during regular working hours (telephone number: +972-2-5360360) or on the Company’s website www.nanox.vision until the date of the Meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES OR VOTE OVER THE INTERNET OR ON YOUR SMARTPHONE OR TABLET IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING. DETAILED PROXY VOTING INSTRUCTIONS ARE PROVIDED BOTH IN THE PROXY STATEMENT AND ON THE ENCLOSED PROXY CARD.

By Order of the Board of Directors,

Ran Poliakine
Chairman of the Board of Directors

November 10, 2022

2

NANO-X IMAGING LTD

The Communications Center

Neve Ilan, Israel 9085000

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 21, 2022

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 par value, of Nano-X Imaging Ltd (“we,” “us,” “our” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 21, 2022 at 3:00 p.m. Israel time (8:00 am EST) at the Company’s offices at The Communications Center, Neve Ilan, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders of the Company will be asked to consider and vote upon the following: (i) the re-election of each of Erez Alroy and Noga Kainan as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified; (ii) the approval of the award of options to the non-executive directors Erez Alroy, Noga Kainan and Dan Suesskind, provided that in the case of Erez Alroy and Noga Kainan, subject to their respective election as directors at the Meeting under Proposal 1; (iii) the approval of the compensation of Mr. Ran Poliakine as non-executive Chairman of the Board of Directors; and (iv) the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the fiscal year ending December 31, 2022 and for such additional period until our next annual general meeting. In addition, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Shareholders Entitled to Vote.

You are entitled to notice of, and to vote in person or by proxy at the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 15, 2022. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 15, 2022, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Inc., you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If you vote by Internet or smartphone or tablet or by mailing your proxy, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

●	Voting by mailing your proxy. If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope. If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the voting instructions provided to you by your broker, trustee or nominee. Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.

●	Voting by Internet or mobile. If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. You may also access Internet voting via your smartphone or tablet by scanning the QR image that appears on your proxy card. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet. Submitting an Internet or mobile proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering to us a written notice of revocation, by granting a new proxy bearing a later date or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Quorum

The presence, in person or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place. At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, voting on the matter, is required to approve each of the proposals being presented at the Meeting.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 1, 2022 by: (i) each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares, based on public filings or information provided by us; (ii) each of our directors and executive officers; and (iii) all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”). Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, we deem ordinary shares that a shareholder has the right to acquire, including the ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of November 1, 2022 and ordinary shares underlying restricted stock units (“RSUs”) that are vested or vest within 60 days of November 1, 2022, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned prior to or after the offering is based on 52,267,950 ordinary shares outstanding as of November 1, 2022.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
SK square Co., Ltd. and SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.)(1)	4,869,909	8.20%
Ran Poliakine (2)	3,329,678	5.91%
Executive Officers
Erez Meltzer (3)	39,768	*
James Dara (4)	52,083	*
Ran Daniel (5)	11,667	*
Ofir Koren (6)	52,083	*
Gali Yahav (7)	3,979	*
Guy Yoskovitz (8)	44,408	*
Tamar Aharon Cohen (9)	20,167	*
Marina Gofman Feler	-	-
Pini Ben Elazar	-	-
Orit Wimpfheimer (10)	10,254	*
Directors
Ran Poliakine (2)	3,329,678	5.91%
Erez Meltzer (3)	39,768	*
Noga Kainan (11)	5,210	*
Floyd Katske (12)	45,148	*
So Young Shin (13)	8,115	*
Dan Suesskind (14)	5,210	*
Erez Alroy	-	-
All directors and executive officers as a group (16 persons)	3,627,770	6.82%

*	Amount represents less than 1% of outstanding ordinary shares.

(1)	Based solely on the Schedule 13G filed by SK square Co., Ltd. and SK Square Americas, Inc. with the SEC on February 14, 2022, consisting of (i) 2,607,466 ordinary shares and (ii) a warrant to purchase 2,262,443 ordinary shares held by SK Square Americas, Inc., a wholly owned subsidiary of SK square. Co., Ltd.

(2)	Represents (i) 2,623,389 ordinary shares and (ii) options to purchase 706,289 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(3)	Represents (i) 4,964 ordinary shares, (ii) options to purchase 31,851 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022 and (iii) 2,953 vested RSUs.

(4)	Represents options to purchase 52,803 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(5)	Represents options to purchase 11,667 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(6)	Represents options to purchase 52,803 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(7)	Represents options to purchase 3,979 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(8)	Represents (i) 13,575 ordinary shares and (ii) options to purchase 30,833 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(9)	Represents options to purchase 20,167 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(10)	Represents (i) options to purchase 8,695 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022 and (ii) 1,559 vested RSUs.

(11)	Represents options to purchase 5,210 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(12)	Represents (i) options to purchase 26,822 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022, and (iii) 18,326 vested RSUs.

(13)	Represents options to purchase 8,115 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

(14)	Represents options to purchase 5,210 ordinary shares currently exercisable or exercisable within 60 days of November 1, 2022.

Executive Officer Compensation

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law, 1999 (the “Companies Law”)) for the year ended December 31, 2021, see “Item 6B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on May 2, 2022.

Board Diversity Matrix

The table below provides certain information with respect to the diversity of our Board of Directors as of the date hereof.

Country of Principal Executive Offices	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	2

PROPOSAL 1

RE-ELECTION CLASS II DIRECTORS

(Item 1 on the Proxy Card)

Background

The Company’s Articles of Association provide that the number of directors shall be not less than 5 and not more than 10. There are currently seven members on the Company’s Board of Directors. The Company’s Board of Directors is classified into three classes of directors with staggered three-year terms as follows:

Name	Age	Position

Class I Directors Serving until 2024 Annual General Meeting

Erez Meltzer	65	Chief Executive Officer and Director

Class II Directors Serving until 2022 Annual General Meeting

Erez Alroy (1)	60	Independent Director
Floyd Katske	71	Director
Noga Kainan (1)	68	Independent Director

Class III Directors Serving until 2023 Annual General Meeting

Ran Poliakine	54	Chairman of the Board of Directors
Dan Suesskind (1)	78	Independent Director
So Young Shin	44	Independent Director

(1)	Member of our audit committee and compensation committee

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, the term of the Class II directors, Erez Alroy, Floyd Katske and Noga Kainan, will expire and successor Class II Directors shall be elected at the Meeting. We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. Floyd Katske will not be standing for re-election at the Meeting but shall continue to serve the Company as a member of our advisory board. Accordingly, our Board of Directors has nominated each of Erez Alroy and Noga Kainan for re-election to our Board of Directors as Class II directors for an additional three-year term to expire at the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified or until their respective office is vacated in accordance with our Articles of Association and the Companies Law. Each of Erez Alroy and Noga Kainan qualifies as an independent director under the Nasdaq Listing Rules. Subject to shareholder approval of the above director nominees, our Board of Directors will consist of six members, four of whom satisfy the independence requirements of the Nasdaq Listing Rules.

In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs.

We are unaware of any reason why any of the nominees, if re-elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors of the Company that they intend to serve as director if re-elected.

Nominees for Director

The following information concerning the director nominees is based on the records of the Company and information furnished to it by the nominees:

Erez Alroy was appointed by our board of directors to serve as a member of our board of directors as of June 30, 2022. Mr. Alroy serves as chief business officer of SixAI Ltd. since July 2022. From 2014 and until 2020, Mr. Alroy was a major shareholder and the chairman of Migvan Engineering and Technology. For almost 20 years, Mr. Alroy held various positions in the Shahal group, including 15 years as chief executive officer of SHL Telemedicine (SIX: SHLTN). Currently Mr. Alroy is a private investor and holds several board positions, including SHL Telemedicine Ltd. and Merhavia Holdings and Investments Ltd. (TASE), an investment firm that invests mainly in life science and healthcare companies. Mr. Alroy holds an MBA degree from the Hebrew University of Jerusalem.

Noga Kainan has served as a member of our board of directors since February 2021. Ms. Kainan established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Ms. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Ms. Kainan’s public activities include membership in committees in the Israeli Prime Minister’s Office, member in the Board of Trustees of Bar Ilan University, the College of Management in Israel, and the council of an NGO for IDF soldiers’ welfare. Ms. Kainan heads an association that she founded to promote the integration of autistic students in academia. Ms. Kainan served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I – Managing & Underwriting Ltd. and Analyst Provident Funds Ltd. Ms. Kainan also served as director at Oil Refineries Ltd. before the company was listed on the Tel Aviv Stock Exchange. Ms. Kainan served as a representative at the International Association of Financial Executives Institutes (IAFEI). Ms.  Kainan, co-authored “Israel–- Success Story,” translated to English under the name: “Israel–- Island of Success.” Ms. Kainan has a bachelor’s degree in art and literature from Haifa University and an M.B.A. degree from Tel Aviv University.

If elected at the Meeting, each of the director nominees shall continue to be entitled to the same cash compensation, of $36,000 per annum plus an additional annual fee for service on a board committee of $7,500 per each committee (or $15,000 for the chairperson of a committee), paid monthly. If they are elected as directors at the Meeting, the approval of the re-election of the director nominees will be deemed to be an approval of the foregoing cash compensation. In addition, if elected at the Meeting, the director nominees will benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and will continue to benefit from the indemnification and exemption letter agreements that we previously entered into with each of them. In addition, at the Meeting, shareholders are being asked to approve the grant of options to each of Erez Alroy and Noga Kainan, subject to their respective re-election as directors at the Meeting (see Proposal 2).

Proposal

The shareholders are being asked to re-elect each of Erez Alroy and Noga Kainan as Class II directors for a term to expire at the 2025 annual general meeting of our shareholders, and until his/her respective successor has been duly elected and qualified, or until his/her office is vacated in accordance with our Articles of Association or the Companies Law. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the re-election of each of Erez Alroy and Noga Kainan as a Class II director for a term to expire at the 2025 annual general meeting.

PROPOSAL 2

APPROVAL OF GRANT OF OPTIONS TO CERTAIN NON-EXECUTIVE DIRECTORS

(Item 2 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally requires the approval of the compensation committee, board of directors and shareholders, in that order.

According to our Compensation Policy for Executive Officers and Directors as currently in effect (the “Compensation Policy”), as approved by our shareholders at an extraordinary general meeting held in February 2021 (the “2021 EGM”), directors (who are not a “Designated Director” or the chairperson of the Board of Directors) may be granted equity-based compensation with a value that shall not exceed $146,000 per year.

At the 2021 EGM, our shareholders also approved an Equity Compensation Plan for Executive Officers and Directors (the “Equity Plan”), the purpose of which was to comply with Israeli regulations governing the compensation of external directors, according to which the award of equity-based compensation to external directors must be made pursuant to a compensation plan that applies to all “other directors” (as defined in such regulations) and executive officers. Under the Equity Plan, upon the nomination of each non-executive director and external director (who is not the chairperson of the Board of Directors), he/she will be eligible for equity-based compensation, in the form of options to purchase $580,723 of our ordinary shares at an exercise price per share equal to the closing price of our ordinary shares on the date of grant, which shall vest over a period of four years in four equal installments, subject to the director’s continued service through the applicable vesting date.

In March 2022, our Board of Directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors effective as of March 31, 2022, and to instead comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers. As such, we are no longer required to maintain the Equity Plan for purposes of equity awards to directors and our Compensation Committee and Board of Directors believe that it is in our best interest to abandon the Equity Plan and going forward, to approve equity awards to directors and officers in accordance with the applicable requirements of Israeli law, including the Companies Law and regulations promulgated thereunder. Specifically, in view of the significant decrease in the market price of our ordinary shares since the adoption of the Equity Plan in February 2021, our Compensation Committee and Board of Directors believe it would not be appropriate or in the best interest of our shareholders to award director nominees a number of options valued at $580,723 at such a reduced exercise price as compared to when the Equity Plan was adopted. The approval of this Proposal 2 by the shareholders at the Meeting will be deemed to be shareholder approval of the cancellation of the Equity Plan.

Our Compensation Committee and Board of Directors considered the equity compensation of our non-executive, independent directors, Ms. Noga Kainan and Mr. Dan Suesskind, each of whom was elected to serve as an external director (within the meaning of the Israeli Companies Law) at the 2021 EGM and has served as an “ordinary” Class II director and Class III director, respectively, since our adoption of the external director exemption in March 2022, and Mr. Erez Alroy, who was appointed to serve as a director by our Board of Directors on June 30, 2022. With respect to Ms. Kainan and Mr. Suesskind, the Compensation Committee and Board of Directors also took into consideration that the exercise price of the options to purchase 12,505 ordinary shares granted to each of them upon their election to the Board of Directors as of the 2021 EGM in accordance with the Equity Plan of $64.61 per share is significantly higher than the current market price of our ordinary shares ($13.51 as of November 7, 2022) (the “Existing Options”).

Accordingly, our Compensation Committee and Board of Directors determined to approve, subject to shareholder approval, the award to each of Noga Kainan, Erez Alroy and Dan Suesskind of options to purchase 50,000 ordinary shares at an exercise price of $17.63 per share. The exercise price, which is generally the same exercise price for all options granted by our company since December 29, 2021, reflects a premium of approximately 30.5 % to the closing price of our ordinary shares on the Nasdaq Global Market on November 7, 2022. The Black-Scholes-Merton value of such option award as of November 7, 2022 was approximately US$106,013 per vesting annum (based on the fair value of the grant on the assumed date of November 7, 2022, calculated annually, on a linear basis, which is in compliance with our Compensation Policy. Since the Black-Scholes-Merton model is merely a financial model that determines the accounting value of the grant, it does not guarantee any actual economic gain to the directors. The directors will only realize an economic gain from such option grant, if our share price increases and exceeds the exercise price, irrespective of the Black-Scholes-Merton value of the option granted. Subject to shareholder approval of the option awards, the options shall vest in 16 equal installments over a period of four years, such that 6.25% of the options shall vest on each of the three-month anniversaries of the effective vesting commencement date, which shall be the date of the approval of the option grant by the Board of Directors on May 16, 2022 (in the case of Ms. Kainan and Mr. Suesskind) and the date of appointment to the Board of Directors on June 30, 2022 (in the case of Mr. Alroy), in each case subject to the director’s continuing service in such capacity on each applicable vesting date. The vesting of any outstanding options shall fully accelerate upon an M&A Transaction, as defined in our 2019 Equity Incentive Plan (the “2019 Plan”). The options shall be granted in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and the regulations promulgated thereunder, under the capital gains track though a trustee. The options shall be awarded under, and shall be subject to, the terms and conditions of the 2019 Plan and the award agreement to be entered into with each of the directors. The award of the proposed options to the directors is consistent with our Compensation Policy. The Existing Options issued to Noga Kainan, and Dan Suesskind will continue to vest in accordance with their terms. With respect to Erez Alroy and Noga Kainan, the option award is subject to their respective election as directors at the Meeting under Proposal 1 (such that if such director nominee is not re-elected at the Meeting, she/he shall not be entitled to the options).

Our fourth independent director, Ms. So Young Shin, who was appointed as a director by our Board of Directors on May 16, 2022, pursuant to the nomination of SK Square Co. Ltd (“SKTQ”) under the Investor Rights Agreement between the Company and SKTQ, is entitled to a separate equity award according to the terms of an agreement with SKTQ and therefore, will not receive the grant of options proposed in this Proposal 2.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the award of options to purchase 50,000 ordinary shares to each of Noga Kainan, Erez Alroy and Dan Suesskind, with such terms and conditions (including exercise price and vesting terms), as set forth in Proposal 2 of the Proxy Statement for the Meeting, provided that in the case of Erez Alroy and Noga Kainan, subject to their respective election as directors at the Meeting under Proposal 1.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution.

PROPOSAL 3

APPROVAL OF COMPENSATION OF RAN POLIAKINE AS NON-EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

(Item 3 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation of a director, including equity-based compensation, generally requires the approval of the compensation committee, board of directors and shareholders, in that order.

Ran Poliakine, our founder, has served as a member of our board of directors since our inception in December 2018 and has served as the Chairman of our Board of Directors since the closing of our initial public offering in August 2020. Mr. Poliakine serves as a Class III director and his current term shall expire at our annual general meeting of shareholders to be held in 2023. Mr. Poliakine served as our Chief Executive Officer from September 2019 until his resignation from such position effective as of December 31, 2021, and his employment formally terminated effective as of September 30, 2022. Following the termination of Mr. Poliakine’s employment, he is no longer entitled to compensation for his services. Therefore, our Compensation Committee and Board of Directors considered the appropriate compensation to be paid to Mr. Poliakine as the non-executive Chairman of our Board of Directors, effective as of October 1, 2022, following which they approved and recommended the grant of a long-term option award, as detailed below, with the objective of fully aligning Mr. Poliakine’s compensation with shareholder interests and long-term company value.

In reviewing and setting the compensation of Mr. Poliakine as non-executive Chairman of our Board of Directors, the Compensation Committee and Board of Directors considered, among other things, the following factors: (i) the ongoing active and committed contribution of Mr. Poliakine to our growth and success; (ii) the responsibilities and duties to be performed by Mr. Poliakine as the Chairman of our Board of Directors and the estimation of Mr. Poliakine’s expected contributions to our future business and growth; (iii) the benefit of compensating Mr. Poliakine with a simple, straight forward, long-term option award, which is fully tied to our shareholders’ interest, on the one hand, and is a most effective incentive tool on the other hand; (iv) Mr. Poliakine’s request not to be paid any cash compensation or be granted any “in-the-money” restricted shares or RSUs (which inherently include a guaranteed portion) as part of his compensation package, and therefore, Mr. Poliakine will not realize any gain or compensation if our share price does not increase above the exercise price of the options, thereby fully aligning his interest with the interests of our shareholders; and (v) the value of the proposed options on an annual basis, based on award volume and vesting duration, which is less than the maximum annual value of equity-based compensation that may be awarded to a chairperson under our Compensation Policy.

Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Mr. Poliakine of options to purchase 85,000 ordinary shares at an exercise price of $17.63 per share, which is generally the same exercise price for all options granted by our company since December 29, 2021, and reflects a premium of approximately 30.5% to the closing price of our ordinary shares on the Nasdaq Global Market on November 7, 2022. The Black-Scholes-Merton value of such option award as of November 7, 2022, was approximately US$180,221 per vesting annum (based on the fair value of the grant on the assumed date of November 7, 2022, calculated annually, on a linear basis) which is in compliance with our Compensation Policy. Since the Black-Scholes-Merton model is merely a financial model that determines the accounting value of the grant, it does not guarantee any actual economic gain to Mr. Poliakine. Mr. Poliakine will only realize an economic gain from such option grant, if our share price increases and exceeds the exercise price, irrespective of the Black-Scholes-Merton value of the option granted. Subject to shareholder approval of the option grant, the options shall vest in 16 equal installments over a period of four years, such that 6.25% of the options shall vest on each of the three-month anniversaries of the effective vesting commencement date, which shall be October 1, 2022 (the date of the commencement of his service as non-executive Chairman of the Board of Directors), subject to Mr. Poliakine’s continuing service as Chairman of the Board of Directors on each applicable vesting date, and will be exercisable for a period of 24 months following termination of service. The vesting of any outstanding options shall fully accelerate upon an M&A Transaction, as defined in the 2019 Plan. The options shall be granted in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and the regulations promulgated thereunder, under the capital gains track though a trustee. The options shall be awarded under, and shall be subject to, the terms and conditions of the 2019 Plan and the award agreement to be entered into with Mr. Poliakine.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation to be paid to Mr. Ran Poliakine as non-executive Chairman of the Board of Directors, in the form of options to purchase 85,000 ordinary shares, with such terms and conditions (including exercise price and vesting terms), as set forth in Proposal 3 of the Proxy Statement for the Meeting.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution.

PROPOSAL 4

APPROVAL OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN (PWC ISRAEL) AS THE COMPANY’S INDEPENDENT ACCOUNTANTS

(Item 4 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the fiscal year ending December 31, 2022 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board, and our Board of Directors approves the compensation of Kesselman & Kesselman for audit and other services, in accordance with the volume and nature of their services. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by its independent auditors Kesselman & Kesselman in each of the two fiscal years.

	Year Ended December 31,
	2020	2021
Audit Fees(1)	$376,000	$608,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	10,000	19,000
All Other Fees(4)	—	—
Total	$386,000	$627,000

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as fees related to audits in connection with our initial public offering in August 2020 and our secondary public offering in February 2021.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter at the Meeting is required to approve the foregoing resolution.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2021 will be presented. The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2021, which form part of our annual report on Form 20-F, were filed with the SEC on May 2, 2022, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nanox.vision. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material. This item does not involve a vote of the shareholders.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Ran Poliakine
Chairman of the Board of Directors

November 10, 2022